PB

05037217

SECURI ON

Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED FEB 25 2005 SEC PROCESSING SECTION WASH, D.C. 202

SEC FILE NUMBER
8- 31002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carillon Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1876 Waycross Rd.
(No. and Street)

Cincinnati (City) Ohio (State) 45240 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Connie S. Grosser (513) 595-2122
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

1900 Scripps Center, 312 Walnut Street (Address) Cincinnati (City) Ohio (State) 45202 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PS 3/11/05

OATH OR AFFIRMATION

I, Connie S. Grosser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carillon Investments, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JULIE C. ZINSER
Notary Public, State of Ohio
My Commission Expires
03-21-2009

Julie C. Zinser
Notary Public

Connie S. Grosser
Signature

V.P., Operations & Treasurer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARILLON INVESTMENTS, INC.
FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

CONTENTS

ERNST & YOUNG

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202

Phone: (513) 612-1400
www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Carillon Investments, Inc.

We have audited the accompanying statements of financial condition of Carillon Investments, Inc. (a wholly owned subsidiary of The Union Central Life Insurance Company) as of December 31, 2004 and 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carillon Investments, Inc. at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 24, 2005

Ernst + Young LLP

The accompanying notes are an integral part of the financial statements.

CARILLON INVESTMENTS, INC.
STATEMENTS OF FINANCIAL CONDITION

	December 31, 2004	December 31, 2003
ASSETS		
Cash	$655,572	$330,007
Commissions receivable	811,093	747,976
Concessions receivable from The Union Central Life Insurance Company	767,132	704,064
Computer equipment, office furniture and other fixed assets, at cost, less accumulated depreciation (2004 - $13,653, 2003 - $3,116)	20,031	28,168
Federal income tax recoverable from The Union Central Life Insurance Company	-	122,118
Other assets	107,798	133,776
Total assets	$2,361,626	$2,066,109
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accrued service fees due to The Union Central Life Insurance Company	$155,076	$161,392
Accrued commission payable	576,316	466,766
Commission reimbursement due to The Union Central Life Insurance Company	735,778	668,542
Accounts payable to The Union Central Life Insurance Company	231,200	132,832
Federal income tax payable to The Union Central Life Insurance Company	25,038	-
Other accrued liabilities	98,457	70,552
Total liabilities	1,821,865	1,500,084
STOCKHOLDER'S EQUITY		
Capital stock without par value Authorized 40,000 shares; 4,500 issued and outstanding shares	4,500	4,500
Additional paid-in capital	558,500	658,500
Retained earnings (deficit)	(23,239)	(96,975)
Total stockholder's equity	539,761	566,025
Total liabilities and stockholder's equity	$2,361,626	$2,066,109

The accompanying notes are an integral part of the financial statements.

CARILLON INVESTMENTS, INC.
STATEMENTS OF OPERATIONS

	For the year ended December 31,	
	2004	**2003**
REVENUES		
Interest income	$ 12,902	$ 7,600
Service fee from Carillon Marketing Agency, Inc.	414,814	213,375
Commission income	8,358,178	6,557,107
Concession income from The Union Central Life Insurance Company	7,901,455	5,616,249
Advisory fee income	1,977,540	1,270,106
Other income	513,322	253,627
	19,178,211	13,918,064
EXPENSES		
Commissions and field selling expenses	15,937,251	11,497,979
Service fees to The Union Central Life Insurance Company	1,792,922	1,788,534
Regulatory fees and related expenses	211,954	169,173
Travel	69,095	49,024
Insurance	57,908	74,997
Computer software and service	31,400	27,563
State licenses and fees	15,566	14,772
Professional fees	2,100	-
Training	12,230	15,843
Depreciation expense	10,537	3,255
Other operating expenses	920,011	647,381
	19,060,974	14,288,521
INCOME (LOSS) BEFORE FEDERAL INCOME TAXES	117,237	(370,457)
FEDERAL INCOME TAXES (CREDIT)	43,501	(127,683)
NET INCOME (LOSS)	$ 73,736	$ (242,774)

The accompanying notes are an integral part of the financial statements.

CARILLON INVESTMENTS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Capital Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2003	$ 4,500	$ 358,500	$ 145,799	$ 508,799
Net loss			(242,774)	(242,774)
Contribution by The Union Central Life Insurance Company		300,000		300,000
Balance at December 31, 2003	4,500	658,500	(96,975)	566,025
Net income			73,736	73,736
Return of capital to The Union Central Life Insurance Company		(100,000)		(100,000)
Balance at December 31, 2004	$4,500	$558,500	$(23,239)	$539,761

The accompanying notes are an integral part of the financial statements.

CARILLON INVESTMENTS, INC.
STATEMENTS OF CASH FLOWS

	For the year ended December 31,	
	2004	**2003**
OPERATING ACTIVITIES		
Net income (loss)	$73,736	$(242,774)
Depreciation expense	10,537	3,255
Change in operating assets and liabilities:		
Commissions receivable	(63,117)	(207,753)
Concessions receivable from The Union Central Life Insurance Company	(63,068)	12,820
Federal income tax recoverable	122,118	(122,118)
Accrued service fees due to The Union Central Life Insurance Company	(6,316)	31,599
Accrued commissions payable	109,550	71,266
Commission reimbursement due to The Union Central Life Insurance Company	67,236	(10,378)
Accounts payable to The Union Central Life Insurance Company	98,368	68,058
Federal income tax payable to The Union Central Life Insurance Company	25,038	(10,372)
Other items, net	53,883	(30,340)
Cash provided/(used) by operating activities	427,965	(436,737)
INVESTING ACTIVITY		
Purchase of computer equipment, office furniture, and other fixed assets	(2,400)	(31,284)
Cash provided/(used) by investing activity	(2,400)	(31,284)
FINANCING ACTIVITIES		
Return of capital to the Union Central Life Insurance Company	(100,000)	-
Contribution by the Union Central Life Insurance Company	-	300,000
Cash provided/(used) by financing activities	(100,000)	300,000
Increase/(Decrease) in cash	325,565	(168,021)
Cash at beginning of year	330,007	498,028
Cash at end of year	$ 655,572	$ 330,007

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Carillon Investments, Inc. (the Company) is a general securities broker-dealer operating on a fully-disclosed basis registered under the Securities Exchange Act of 1934 and an investment adviser registered under the Investment Advisers Act of 1940. The Company serves as distributor for affiliated mutual funds; variable annuity and variable universal life contracts issued by Carillon Account and Carillon Life Account, respectively; and employee savings plan (ESP) group annuity contracts, all of The Union Central Life Insurance Company (Union Central). The Company also sells non-affiliated mutual funds, variable annuity and variable universal life contracts. The Company is a wholly owned subsidiary of Union Central. The Company is incorporated under the laws of the State of Ohio and commenced operations on December 5, 1983. The policies described below are followed by the Company in the preparation of its financial statements.

Financial Statements - The financial statements are presented in conformity with accounting principles generally accepted in the United States which require the use of management's estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions - Securities transactions and related revenues and expenses are recorded on a trade date basis.

Commission and Concession - Commission and concession income are accrued as earned.

Computer Equipment and Other Fixed Assets - Computer equipment, office furniture, and other fixed assets are valued at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful life of 3 years for computer equipment and other fixed assets and 10 years for office furniture.

Federal Income Taxes - Income taxes have been provided using the liability method. Under that method, deferred tax assets and liabilities are determined based on the difference between their financial reporting and their tax bases and are measured using the enacted tax rates. The amount of deferred tax asset recorded was $21,848 at December 31, 2004. The amount of deferred tax liability recorded was $4,807 at December 31, 2003. These deferred tax amounts are primarily attributable to the timing difference between recognition of depreciation expense on a GAAP basis and tax basis for fixed assets. The deferred tax asset is included in the "Other assets" at December 31, 2004. The deferred tax liability is included in "Other accrued liabilities" at December 31, 2003. The amount of "Federal income tax payable to The Union Central Life Insurance Company" was $25,038 at December 31, 2004. The amount of "Federal income tax recoverable from The Union Central Life Insurance Company" was $112,504 at December 31, 2003. A payment of $77,000 was received from Union Central in 2004.

For 2004 and 2003, the Company filed as part of Union Central's consolidated federal income tax return, whereby each company within the consolidated return pays its share of federal income taxes based on separate return calculations. The Company made federal tax payments of $44,797 and $0 during 2004 and 2003, respectively.

Reclassifications

Previously reported amounts for 2003 have in some instances been reclassified to conform to the 2004 presentation.

NOTE 2 - RELATED PARTY TRANSACTIONS

Certain facilities, services, employee salaries and related benefit expenses are provided to the Company by Union Central in return for a service fee. These service fees totaled $1,792,922 and $1,773,534 in 2004 and 2003, respectively.

The company receives a concession from Union Central as compensation for distribution services related to sales of variable annuity contracts issued by Carillon Account, variable universal life contracts issued by Carillon Life Account and ESP group annuity contracts, all of Union Central. Concession income aggregated $7,901,455 and $5,616,249 in 2004 and 2003, respectively. The Company reimbursed Union Central for commissions for the sale of variable annuity and variable universal life contracts in the amount of $7,579,626 and $5,310,436 in 2004 and 2003, respectively. These reimbursements are included in commissions and field selling expenses in the Statements of Operations.

The accompanying notes are an integral part of the financial statements.

The Company has a service agreement with Carillon Marketing Agency, Inc. (CMAI), a wholly owned subsidiary of Union Central, to provide services and facilities related to certain products distributed through CMAI. In return, the Company receives a service fee which totaled $414,814 and $213,375 for 2004 and 2003, respectively.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires maintenance of minimum net capital equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital (as the terms are defined in the Rules) shall not exceed 15 to 1. Aggregate indebtedness, net capital and the resulting ratios for Carillon Investments, Inc. at December 31, 2004 and 2003 are as follows:

	2004	2003
Net capital	$ 398,821	$ 280,169
Aggregate indebtedness	$1,821,865	$ 1,495,277
Minimum net capital required	$ 121,458	$ 99,685
Ratio of aggregate indebtedness to net capital	4.57 to 1	5.34 to 1

These requirements limit the payout of dividends to the shareholder to the extent where dividends that will result in these requirements not being met may not be paid.

NOTE 4 - RESERVE REQUIREMENT

The Company's operations include the physical handling of securities, but not the maintenance of open customer accounts. Accordingly, the Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule.

NOTE 5 – SUBSEQUENT EVENTS (UNAUDITED)

In January 2005, the Board of Directors of the Union Central Life Insurance Company and the Ameritas Acacia Companies have voted to combine at the mutual holding company level. The target date for the consolidation is the end of 2005. Members and policyholders of the companies must approve the transaction. In addition, a number of regulatory approvals must be met, including approval from the Departments of Insurance in Nebraska and Ohio.

SCHEDULE I
CARILLON INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

As of December 31, 2004

NET CAPITAL (Note A)	
Total stockholder's equity	$539,761
Deduct:	
Nonallowable assets	
Prepaid expenses/deposits	9,297
Computer equipment and other fixed assets	20,031
Deferred federal income tax	21,848
Other assets	76,653
Net Capital Before Haircut	411,932
Haircut	(13,111)
Net Capital	$398,821
AGGREGATE INDEBTEDNESS	$1,821,865
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	$50,000
MINIMUM NET CAPITAL REQUIREMENTS (6 2/3% of $1,821,865)	$121,458
EXCESS NET CAPITAL ($398,821 - $121,458)	$277,363
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	456.81%

NOTE A

There are no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2004 Part IIA Focus Filing.

The accompanying notes are an integral part of the financial statements.

ERNST & YOUNG

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202

Phone: (513) 612-1400
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control

To the Board of Directors and Stockholder of
Carillon Investments, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Carillon Investments, Inc. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;
2. Recordation of differences required by Rule 17a-13; and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

January 24, 2005

Ernst + Young LLP

The accompanying notes are an integral part of the financial statements.